 Exhibit 99.1
Agreement on Termination of Cooperation

Party A: Beijing Aigen Bio-Technique Co., Ltd.
Legal representative: Xu Chengbin
Registered address: Room 233, 234 and 235, F2, Building 1, Zone 1, No. 8 Yard, Shengmingyuan Road, Zhongguancun Life Science Park, Huilongguan Town, Changping District, Beijing

Party B: Jilin Luhong Real Estate Development Co., Ltd.
Legal representative: Zhao Yugang
Registered address: No. 4, Building 49, Jiangpan Mingzhu Community, Songjiang North Road, Changyi District, Jilin

WHEREAS,
Party A and Party B signed the Cooperation Agreement and the Supplementary Agreement on December 10, 2012, the Supplementary Agreement on Cooperation Agreement on July 19, 2014 (the above three agreements shall be called collectively as the “Original Agreement”), agreeing that both parties cooperate in bio-medical technology. The term of validity of the Original Agreement is from December 10, 2012 to September 30, 2020. Both parties herein reach the following terms and conditions on related issues of early termination of Original Agreement by mutual agreement:

1.
The Original Agreement shall be terminated in advance on    29th July (hereinafter referred to as “Date of Termination”);
2.
Since the Date of Termination, the Original Agreement shall be terminated, and not be performed any longer. Party A and Party B shall not be mutually liable for breach of contract, or no longer have any relationship of rights and obligations except for the confidentiality obligation. Both Party A and Party B shall protect the business secrets and technical information of the other Party;
3.
Party A is willing to pay RMB 2,000,000 (in words: RMB TWO MILLION ONLY) to Party B for exemption of transferring all the tangible assets purchased during cooperation based on the Original Agreement (including but not limited to fixed assets, inventory, etc.) to Party B, and Party B agrees to abandon all the rights to the abovementioned tangible assets at the aforesaid price. Otherwise, both parties have no other compensations. Party A shall dispense with any fees to Party B in addition to the above amount.

4.
Party A shall pay the above amount to the account designated by Party B in a lump sum within five working days after the Date of Termination, and Party B shall issue a receipt to Party A upon receiving the payment.
Account name: Lv Shuhui

Account number: 6231310201003045923

Deposit bank: Bank of Jilin, Tongtandalu Branch

Party B shall guarantee the accuracy of account information. Party B shall be responsible for Party A’s failure in paying relevant amount on time due to the incorrect account information provided by Party B.
5.
This agreement shall be in duplicate, with Party A and Party B holding one copy, respectively. This agreement shall come into effect upon the signature and seal of the two parties.

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Party A: Beijing Aigen Bio-Technique Co., Ltd. (Special seal for contract) Date: 29th July, 2016
Party B: Jilin Luhong Real Estate Development Co., Ltd. Date: 29th July, 2016